LEAD INVESTOR



Cyrus Tashakkori President, Open Road Renewables

I am re-investing in FabuLingua because I believe FabuLingua is creating something truly unique and impactful at the intersection of two large global growth markets - mobile gaming and digital learning. I know the founders, and my family has been a FabuLingua customer since Day 1. I originally invested because I was aligned with the mission and vision, and I have continued to invest because I see the steady progress they are making and the talented team they are building in a short time. I believe that speaking more than one language is, as Mark Begert says, a super power. All parents would want this for their kids. But it's hard! Combining the engagement of mobile games with a highly effective, science-backed language learning method based on children's stories is an incredibly compelling solution. I'm confident that FabuLingua will change the ways kids learn new languages across the world.

Invested $25,000 this round & $75,000 previously

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